April 19, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On February 28, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Altegris/AACA Opportunistic Real Estate Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on April 12, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please review and ensure that all disclosure required by Item 1(a)(5) is adequately provided on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response: The appropriate required disclosure has been provided.

2.	Comment: Please confirm that all disclosure has been updated throughout the registration statement as of the most recent calendar year or fiscal year as appropriate.

Response: The Registrant so confirms.

Prospectus

3.	Comment: Please add a sub-caption for “Temporary Investments” in the Fund’s table of contents.

Response: The Registrant notes the Table of Contents does provide for the requested section.

Fee Table

4.	Comment: Please revise all disclosure as applicable to Appendix A per Item 12(a)(2) and IM Guidance Update 2016-06.

Response: The disclosure has been revised accordingly. A cross reference to Appendix A has been included in the narrative to the fee table.

5.	Comment: Please fill in all blanks and brackets and provide a completed fee table along with the required response to staff comments.

Response: The revised and completed fee table is as follows:

Shareholder Fees (Fees paid directly from your investment)	Class A	Class C	Class I	Class N
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions	None	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 30 days)	1.00%	1.00%	1.00%	1.00%
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.30%	1.30%	1.30%	1.30%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses (1)	1.43%	1.43%	1.43%	1.43%
Interest and Dividends on Securities Sold Short	1.31%	1.31%	1.31%	1.31%
Remaining Other Expenses	0.12%	0.12%	0.12%	0.12%
Fee Waiver and/ or Expense Reimbursement (2)	None	None	None	None
Total Annual Fund Operating Expenses	2.98%	3.73%	2.73%	2.98%

6.	Comment: Because of the Fund’s potential investments in ETFs, please confirm that there is not AFFE required to be included in the fee table.

Response: While the Fund may invest in ETFs in executing its investment strategies, the Fund did not incur any acquired fund fees and expenses in an amount that would be required to be reflected in its fee table.

Principal Investment Strategies

7.	Comment: Please add disclosure explaining how the Fund defines both “emerging markets” and “developing economies”.

Response: The reference to developing economies has been deleted. The following disclosure has been added with respect to emerging market countries:

The Fund considers emerging market issuers to be those located in the countries that are represented in the MSCI Emerging Markets Index.

8.	Comment: Given the Fund’s potential to invest in ADRs, please add corresponding risk disclosure for this type of investment.

Response: The following risk disclosure has been added:

Depositary Receipts Risk: Depositary receipts are subject to the risk of fluctuation in the currency exchange rate if, as is often the case, the underlying foreign securities are denominated in foreign currency, and there may be an imperfect correlation between the market value of depositary receipts and the underlying foreign securities. In addition, depositary receipts involve many of the same risks of investing directly in the underlying foreign securities.

9.	Comment: With regard to the disclosure, “the Fund may engage in transactions for the purpose of hedging…” – please state directly that the Fund may engage in derivative transactions.

Response: The Registrant declines to make the requested revision and notes that the three types of transactions that the Fund may use for hedging purposes are clearly specified in the sentence in question and further notes that one of those transactions types, short-selling, is not considered a derivative transaction.

Principal Investment Risks

10.	Comment: Please reorder the Fund’s principal investment risks by means of their significance to the Fund.

Response: The Registrant declines to make the requested revision.

11.	Comment: With regard to “Exchange Traded Notes (ETN) Risk” – please either add corresponding disclosure in the Fund’s principal investment strategy or consider deleting.

Response: The risk disclosure for ETNs has been deleted.

Performance

12.	Comment: With regard to the performance of the Predecessor Fund please, (a) describe the background of the Predecessor Fund, including when and why it was created; (b) state whether the Adviser managed any other accounts that were substantially similar to the Predecessor Fund and explain if these accounts were converted into a mutual fund and if not, then explain why; if there were other similar accounts, explain if those accounts had performance that was worse than the Predecessor Fund’s performance that is shown; (c) explain if the Predecessor Fund transferred all of its portfolio securities or did it transfer just a portion to the Fund; and (d) state whether the

Adviser believes that the Predecessor Fund could have complied with sub-chapter M of the Internal Revenue Code (if it cannot make this representation there will be further inquiries).

Response: Based on the sub-adviser’s representations to the Registrant, the Registrant believes that the prior performance of the predecessor fund may be included under the guidance of the MassMutual No-Action Letter (Sept. 29, 1995) and confirms:

a.	The predecessor fund commenced operations on February 1, 2011. It is was created by the sub-adviser for the purpose of offering a pooled investment vehicle with a real estate long/short strategy to certain qualified investors for purposes entirely unrelated to establishment of a performance record.
b.	The sub-adviser has not managed any other accounts or funds with a substantially similar investment strategy. While the sub-adviser manages other real estate strategies, none include the long/short strategy of the predecessor fund.
c.	The predecessor fund transferred all securities to the Fund at the time of the reorganization.
d.	The sub-adviser did manage the predecessor fund in a manner that could have complied with Sub-chapter M of the Internal Revenue Code
13.	Comment: With regard to the disclosure, “for each full calendar year since the Fund’s inception in 2011” – please clarify which inception date this is referring to, i.e., the Predecessor Fund or the Fund.

Response: The Registrant declines to revise the existing disclosure and notes that the sentence in question does clearly state that performance prior to January 9, 2014 was that of the Predecessor Fund though such performance can be considered that of the Fund.

14.	Comment: With regard to the disclosure, “for periods prior to January 9, 2014” – please explain the significance of this date and clarify what date the Predecessor Fund transferred its assets to the Fund.

Response: The Registrant notes the following existing disclosure:

The Predecessor Fund was not registered under the Investment Company Act of 1940 Act (“1940 Act”), and was reorganized as a series of the Trust effective January 9, 2014.

15.	Comment: With regard to the disclosure, “…was managed by AAIM in the same style, and pursuant to substantially identical real estate long-short strategies…” – please revise to confirm that the Predecessor Fund’s objective, policies, guidelines and restrictions are in all material respects equivalent to that of the Fund.

Response: Based on representations from the sub-adviser, the Registrant so confirms.

16.	Comment: With regard to the disclosure, “The prior annual returns and performance track record that follows includes…” – please confirm that the Predecessor Fund’s fees were higher than that of the Fund, if not, the prior performance should be adjusted to reflect the fees of the Fund.

Response: The operating expenses of the Fund were the same or lower than those of the Predecessor Fund.

17.	Comment: Please confirm that the Fund has the records necessary to support the Predecessor Fund’s performance as required by Rule 204-2(a)(16) (investment advisers act).

Response: The Registrant notes that the subadviser maintains the appropriate records.

Investment Adviser

18.	Comment: With regard to the disclosure, “Pursuant to an advisory agreement between the Trust and the Adviser, with respect to the Fund, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 1.30% of the Fund’s average daily net assets, but in 2018 received an annual advisory fee equal to 1.36%...” – please explain why the Adviser received a fee in 2018 higher than its contractual fee.

Response: As permitted under the operating expenses limitation agreement, the Adviser recouped certain amounts previously waived by the Adviser. Accordingly, the Adviser received an annual fee that was higher than the contractual fee.

The disclosure has been revised as follows:

Pursuant to an advisory agreement between the Trust and the Adviser, with respect to the Fund, the Adviser is entitled to receive, on a monthly basis, an annual advisory fee equal to 1.30% of the Fund’s average daily net assets, but in 2018 received an annual advisory fee equal to 1.36% of the Fund’s average daily net assets (due to recapture of previously waived fees).

19.	Comment: With regard to the disclosure that begins, “[e]ffective September 2, 2014, as a result of an internal corporate restructuring of American Assets Investment Management, LLC…” – please add this disclosure to the performance section.

Response: The requested change has been made.

Opportunistic Real Estate Fund: Supplemental Prior Performance Information

20.	Comment: Please explain the basis for providing such limited performance of the Predecessor Fund in this section or delete this section entirely.

Response: The section has been deleted.

21.	Comment: With regard to the disclosure, “…the performance of the Predecessor Fund is presented on a pro forma basis reflecting its performance net of the initial estimated fees and expenses of Class I Shares of the Fund (2.07%)…” – please reconcile the use of the Fund’s expenses to calculate the Predecessor Fund’s performance within this section, while the prior section used the expenses of the Predecessor Fund’s.

Response: The section has been deleted.

Annual Total Returns Table

22.	Comment: Please swap the order of the two indexes shown in the table as the broad-based index should appear first.

Response: The supplemental performance section has been deleted.

Share Classes

23.	Comment: Please add disclosure stating that the Fund’s Class C share class has not yet commenced operations.

Response: The requested revision has been made.

Sales Charge Waivers

24.	Comment: With regard to the disclosure that begins, “[e]ffective July 1, 2018…” – please consider adding a cross reference to Appendix A.

Response: The requested revision has been made.

25.	Comment: With regard to the disclosure, “Clients of financial intermediaries that have entered into arrangements with the Distributor providing for the shares to be used in particular investment products made available to such clients and for which such registered investment advisers may charge a separate fee”; and “Clients of financial intermediaries that have entered into an agreement with the distributor to offer shares to self-directed investment brokerage accounts, whether or not such accounts are subject to transaction fees” - please describe these agreements with specificity or disclose if there are no such agreements in place at this time.

Response:

26.	Comment: Please reconcile how the Fund defines “Good Order” as two separate boxes defining the term are included.

Response: Due to the differences in purchase and redemption transactions, the requirements for “good order” are different as well.

Appendix A

27.	Comment: Please consider deleting the two paragraphs that immediately follow the heading “Financial Intermediary Sales Change Variations” as this disclosure is redundant to disclosure that follows in the Appendix.

Response: The second instance of these paragraphs has been deleted.

28.	Comment: With regard to the disclosure, “…which may differ from those disclosed elsewhere in this fund’s prospectus or SAI” – please add any and all disclosure pertaining to sales charge variations found elsewhere in the Fund’s prospectus and SAI to Appendix A. Moreover, please add a representation throughout the Fund’s prospectus and SAI where such variations are disclosure, e.g., “these variations are separate and apart from those discussed in Appendix A.”

Response: The clause in question (“which may differ from those disclosed elsewhere in this fund’s prospectus or SAI”) has been deleted. There are no other variations in the sales load for the Fund.

29.	Comment: Please delete references to share classes B and C as they are either not available or not offered by the Fund. For purposes of template relief, non-applicable share classes can be placed in brackets and subsequently explain to the staff that other funds may offer these classes and subsequent disclosure will be modified as applicable.

Response: The requested change has been made.

30.	Comment: Please confirm that all applicable financial intermediary fees and waivers have been covered. For example, please confirm if there is any applicable disclosure related to letters of intent that should be added.

Response: The Registrant so confirms and notes that disclosure in Appendix A regarding letters of intent is not applicable.

Statement of Additional Information

Types of Investments

31.	Comment: Please revise the cross reference found in the first sentence of this section to the appropriate section of the Fund’s prospectus.

Response: The disclosure has been revised as follows:

Investment Restrictions

32.	Comment: Please provide disclosure regarding the Fund’s policy on underwriting pursuant to Section 8(b)(1)(D) of the Investment Company Act of 1940.

Response: the registrant notes existing fundamental policy #3 as set forth below (italics added for emphasis):

3. Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities.

33.	Comment: Please revise the disclosure, “[w]ith respect to interpretations of the SEC or its staff described in fundamental restriction number 2…” to reference restriction number 1.

Response: The requested revisions has been made.

Policies and Procedures for Disclosure of Portfolio Holdings

34.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response:

Control Persons and Principal Holders

35.	Comment: Please add appropriate disclosure describing the potential impact that a control person has on shareholder voting.

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Investment Adviser and Advisory Agreements

36.	Comment: With regard to the disclosure that begins, “[t]he Adviser has agreed contractually to waive its management fee…” and the table that follows – please confirm that all information is still applicable as of the Fund’s current prospectus.

Response: The Registrant so confirms.

Sub-Adviser and Sub-Advisory Agreements

37.	Comment: Please disclose the actual sub-advisory fee paid to the Sub-Adviser.

Response: The following disclosure has been added:

During the fiscal year ended December 31, 2016, the Sub-Adviser received $[ ] in subadvisory fees. During the fiscal year ended December 31, 2017, the Sub-Adviser received $[ ] in subadvisory fees. During the fiscal year ended December 31, 2018, the Sub-Adviser received $[ ] in subadvisory fees. Subadvisory fees are paid by the Adviser, not the Fund.

Compliance Services

38.	Comment: With regard to the disclosure, “[t]he Adviser pays the compliance service fee to NLCS” – please retain any disclosure that was deleted from this section.

Response: No disclosure has been previously deleted from the section. The sentence “[t]he Adviser pays the compliance service fee to NLCS” has been deleted.

Part C

39.	Comment: Please confirm that all applicable exhibits will be provided and filed as necessary.

Response: The Registrant so confirms.

40.	Comment: Please reconcile exhibit (h)(76) to Item 28 with the Fund’s fee table and subsequent disclosure.

Response: The agreement referenced as Exhibit (h)(76) will be in filed in a post-eefective amendment.

41.	Comment: Please confirm for which fund that a consent of counsel will be provided for.

Response: The legal consent applies to all effective funds in the Trust.

42.	Comment: Please confirm that officer table provided in Item 32 is complete and accurate.

Response: The Registrant so confirms.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser